Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

Silvercorp to Announce Year-End Results for Fiscal 2015 on May 21

VANCOUVER, British Columbia – May 11, 2015 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) announces that its financial and operating results for the fiscal year ended March 31, 2015 will be released on Thursday, May 21, 2015 after the market close.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Silvercorp Metals Inc.
Lorne Waldman, Senior Vice President
Phone: (604) 669-9397
Toll Free 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca